(d)(1)

Execution Version

AGREEMENT TO TENDER

AGREEMENT TO TENDER (this “Agreement”), dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. (“Ventura” or “Bidder”), and Nexus-Maxcom Holdings I, LLC. (the “Selling Shareholder”) with the appearance of Nexus Partners I, LLC.

W I T N E S S E T H

WHEREAS, Bidder and Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”) have entered into a Recapitalization Agreement dated December 4, 2012 (as in effect on the date hereof, the “Recapitalization Agreement”) pursuant to which Bidder has agreed to commence a cash tender offer for up to 100% (one hundred percent) of the issued and outstanding shares (the “Shares”), of Maxcom (the “Offer”);

WHEREAS, as of the date hereof the Selling Shareholder beneficially owns, 226’258,416 Shares (the “Target Shares”), representing approximately 28.6468% of the outstanding total capital stock of Maxcom;

WHEREAS, in order to induce Bidder to commence the Offer, Bidder has requested and the Selling Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the premises and the mutual representations, warranties, covenants and agreements contained herein, and on the terms and subject to the conditions set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                                      Specific Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or referred to below:

“Affiliate” of a specified Person means any entity which such Person directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with the specified Person or, in the case of individuals, persons related by blood or marriage including former marriage.  For purposes of this Agreement, Maxcom shall not be considered to be an Affiliate of the Selling Shareholder.

“Alternative Transaction” means either (i) a transaction or series of transactions pursuant to which any Person or group of Persons acquires or would acquire, directly or indirectly, beneficial ownership of any or all of the Shares, whether from the Selling Shareholder, Maxcom or otherwise; or (ii) any other transaction pursuant to which any third party acquires or would acquire, directly or indirectly, assets of Maxcom (other than in the ordinary course of business) or control of assets of Maxcom, in any case having a book value of ten percent or more of Maxcom’s total assets, or for consideration equal to ten percent or more of the fair market value of all Shares on the date of this Agreement.

“BMV” means the Bolsa Mexicana de Valores, S.A.B. de C.V.

“Business Day” means any day other than Saturdays and Sundays and other than any day that the CNBV regards as a holiday.

“CFC” means the Comisión Federal de Competencia.

“CNBV” means the Comisión Nacional Bancaria y de Valores.

“COFETEL” means the Comisión Federal de Telecomunicaciones.

“Control” (including, with correlative meaning, the terms, “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“CPO” means Certificado de Participación Ordinaria.

“Expiration Date” means the date that the Offer expires.

“Law” means any law, rule, regulation or order of any competent governmental or regulatory authority, as amended from time to time.

“Legal Requirements” has the meaning set forth in Section 3.2.

“Mexican Securities Markets Law” means the Mexican Ley del Mercado de Valores.

“Offer” has the meaning set forth in the preamble of this Agreement.

“Orders” has the meaning set forth in Section 3.2.

“Person” means any individual, corporation (including any non-profit corporation), association, general or limited partnership, organization, business, limited liability company, firm, governmental entity, joint venture, estate, trust, unincorporated organization or any other entity, association or organization.

“SCT” means the Secretaria de Comunicaciones y Transportes.

“Shares” has the meaning set forth in the preamble of this Agreement.

“Target Shares” has the meaning set forth in the preamble of this Agreement.

Section 1.2                                                      Other Definitional Provisions.

(a)                                 The words “Hereof”, “Herein”, and “Hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)                                 Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(c)                                  “Ps.” and “Pesos” mean Mexican Pesos.

ARTICLE II

RIGHTS AND OBLIGATIONS OF THE SELLING SHAREHOLDER

Section 2.1                                    Escrow and Agreement to Tender.

(a)                                 No later than 15 Business Days after the date of this Agreement, the Selling Shareholder shall enter into a irrevocable mandate agreement with Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, Fiduciario and the Bidder, in substantially the same terms and conditions set forth in the draft of agreement attached hereto as Exhibit “A”, and shall transfer its Target Shares to Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, Fiduciario pursuant to the terms of such  irrevocable mandate agreement (the “Escrow Agreement”); provided that the Selling Shareholder’s obligation to transfer its Target Shares pursuant to this Section 2.1(a) is condition up the Bidder depositing US$5,000,000.00 with Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, Fiduciario pursuant to the terms of the Escrow Agreement concurrently with the transfer of the Target Shares.

(b)                                 In order to induce Bidder to commence the Offer, the Selling Shareholder agrees, pursuant to the terms and conditions set forth herein, to tender in the Offer and to instruct Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, Fiduciario to tender in the Offer and, subject to its right to withdraw pursuant to Section 2.2, to not withdraw all the Target Shares not later than five Business Days before the initial Expiration Date.

Section 2.2                                                      Right to Receive More Competitive Offer.  Nothing in this Agreement is intended in any way to restrict or limit the Selling Shareholder’s right to accept a Superior Offer (as defined in the Recapitalization Agreement) in the event the Company terminates the Recapitalization Agreement, and no penalty will be imposed on the Selling Shareholder that accepts a Superior Offer after the Company terminates the Recapitalization Agreement. Notwithstanding the provisions of Section 2.1, the Selling Shareholder shall have the right to accept a Superior Offer after the Company terminates the Recapitalization Agreement.  In the event the Selling Shareholder has tendered any or all of the Target Shares, the Selling Shareholder shall have the right to withdraw any or all of such Target Shares at any time during the period that the Offer remains outstanding in order to accept a Superior Offer after the Company terminates the Recapitalization Agreement.

Section 2.3                                                      Notice of Alternative Transaction. The Selling Shareholder agrees to advise Bidder orally and in writing of any proposal or request for information any of them receives, or becomes aware of, in connection with or relating to an Alternative Transaction (as defined below), the material terms and conditions of such request, proposal or Alternative Transaction and the identity of the Person making such request or proposal within one Business Day of the receipt of such request, and shall within such period deliver to Bidder a copy of any such request, proposal or Alternative Transaction received from such Person in writing.  The Selling Shareholder will keep Bidder informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis.

Section 2.4                                                      Information.  The Selling Shareholder agrees to advise within one Business Day, orally and in writing of any request for information or comments from any governmental agency that could adversely impact Bidder’s ability to consummate the Offer. Each Selling Shareholder agrees to provide Bidder with the opportunity to review and comment on any of the Selling Shareholder’s filings with or correspondence to the CFC, Cofetel, SCT, CNBV or the BMV relating to the Offer or this Agreement and Bidder will have the right to comment on those filings or correspondence no later than 24 hours after receipt of such filing or correspondence; provided, however, the inclusion of or changes made in response thereto shall be at the reasonable discretion of the Selling Shareholders.  Subject to compliance with applicable Law, Bidder shall have the right to approve (such approval not to be unreasonably withheld) any references to it contained in such filing or correspondence.

Section 2.5                                                      No solicitation; ordinary course; confidentiality.

Nexus Partners I, LLC (“Nexus Partners”) agrees on its own behalf and not on behalf of the Selling Shareholder:

(a)                                 Nexus Partners agrees to advise Bidder orally and in writing of any proposal or request for information it receives, or becomes aware of, in connection with or relating to an Alternative Transaction (as defined below), the material terms and conditions of such request, proposal or Alternative Transaction and the identity of the Person making such request or proposal within one (1) Business Day of the receipt of such request, and shall within such period deliver to Bidder a copy of any such request, proposal or Alternative Transaction received from such Person in writing.  Nexus Partners will keep Bidder informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis. For purposes of this Agreement, “Alternative Transaction” means either (i) a transaction or series of transactions pursuant to which any Person or group of Persons acquires or would acquire, directly or indirectly, beneficial ownership of any or all of the Shares from the Selling Shareholder

(b)                                 Nexus Partners shall not directly, or indirectly, through advisors, representatives, equity owners, officers, directors, agents or otherwise, take any action to solicit offers from or in any manner encourage any proposal of any other person or entity, solicit offers from or in any manner encourage any proposal (whether written or oral) of any other person or entity, or provide any information to any person or entity regarding (i) the acquisition of, investment in, or management of, or any proposed investment vehicle, management company or joint venture with respect to, either the Company or any of its Subsidiaries; or (ii) a sale or other disposition of the assets or the business of either the Company or any of its Subsidiaries, in whole or in part.

(c)                                  Nexus Partners covenants to Bidder that, from the date of the purchase of the Target Shares by Bidder pursuant to the Offer (the “Purchase Date”), in accordance with the terms of this Agreement, until the fifth anniversary of the Purchase Date, it will comply at all times, with the following covenants and negative covenants, either individually or as an officer director, stockholder, member, partner, agent, employee, consultant, principal, advisor, independent contractor, affiliate or similarly interested party of another business firm, except when he obtains the prior written consent of Bidder:

(i)                                     Not to own, lease, manage, operate, control, advise, engage in, or own stock or otherwise own an equity or economic interest in, any Person engaged in providing telecommunication services which are competitive with the services provided by Maxcom as of the date hereof (“Competitive Activities”) in Mexico; provided that, notwithstanding the foregoing, nothing in this Section 3.3(b)(i) will restrict or prevent in any manner the Selling Shareholder from maintaining a purely passive investment in any Person who is engaged in any Competitive Activities so long as the aggregate interest represented by such investments does not exceed 20% of any class of the outstanding debt or equity securities of any such Person;

(ii)                                  Not to divert or attempt to divert from Maxcom Persons who are customers or suppliers of Maxcom as of either the date hereof or the Purchase Date.

(d)                                 Nexus Partners covenants to Bidder that it will comply at all times with the following negative covenants, either individually or as an officer, director, stockholder, member, partner, agent, employee, consultant, principal, advisor, independent contractor, affiliate or similarly interested party of another business firm, except when it obtains the prior written consent of Bidder:

(i)                                     From the Purchase Date until the second anniversary of the Purchase Date, not to solicit for employment, hire or do any act intended to divert any of Maxcom’s employees from the business of Maxcom, Bidder or any Affiliates of any of them (the “Business”); nor

(ii)                                  From the date hereof, disparage, demean, criticize or do any other act in each case reasonably likely to cause material injury to the Business or the reputation of the Business.

(e)                                  Nexus Partners acknowledges that it had access to operating, financial and other information of Maxcom and its customers including, without limitation, procedures, business strategies, and prospects and opportunities, techniques, methods and information about, or received by Maxcom, from its customers and that divulgence will irreparably harm Maxcom (“Confidential Information”).  Nexus Partners also acknowledges such Confidential Information provides Maxcom with a competitive advantage (or that it could be used to the prejudice of Maxcom by a competitor).  Nexus Partners also acknowledges the interest of Maxcom in maintaining the confidentiality of such Confidential Information.  Nexus Partners shall not, and shall not authorize any Person acting on their behalf to, divulge, disclose or make known in any way or use for the individual benefit of any of them or others any of such Confidential Information.  The foregoing is not applicable to such of the Confidential Information (i) that is in the public domain otherwise than as a result of its unauthorized disclosure by Nexus Partners or any other Person; (ii) that is necessary to be disclosed in making any filing, or in connection with obtaining any consent or approval, required for the consummation of the transactions contemplated by this Agreement; or (iii) that is required to be disclosed in connection with any legal proceedings or applicable Law.

(f)                                   The Bidder acknowledges and agrees that (i) the obligations set forth in this Section 2.5 are the obligations of Nexus Partners and not obligations of the Selling Stockholder and (ii) the provisions of this Section 2.5 do not apply to the Selling Stockholder and shall not be interpreted to impose any obligations or restrictions on the Selling Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDER

The Selling Shareholder hereby represents and warrants to Bidder, as follows:

Section 3.1                                                      Authority.  This Agreement constitutes a valid and binding obligation of the Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms.

Section 3.2                                                      No Conflict.  Neither the execution, delivery or performance of this Agreement by the Selling Shareholder nor the consummation by the Selling Shareholder of the transactions contemplated hereby, subject to compliance with requirements under applicable law, will, directly or indirectly: (i) contravene, conflict with, or result in a violation of any administrative order, Law, rule or regulation (“Legal Requirements”) applicable to the Selling Shareholder, or any award, judgment, or decision of any court, administrative agency or other governmental authority or by any arbitrator (“Orders”) applicable to the Selling Shareholder; or (ii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any agreement, contract, obligation or promise (whether written or oral and whether express or implied) to which the Selling Shareholder is a party or by which any of its properties or other assets are legally bound, except, the case of each of clause (i) and (ii), for any contravention, conflict, violation, breach or right which would not prevent the Selling Shareholder’s performance of its obligations hereunder.  No governmental authority has commenced, or threatened in writing to commence, any proceeding or action against the Selling Shareholder with respect to the Offer, this Agreement or the transactions contemplated hereby and no other Person has commenced any action, proceeding, application or claim against the Selling Shareholder with respect to the Offer, this Agreement or the transactions contemplated hereby, before any court, governmental, regulatory or administrative agency or commission, authority or tribunal, which would impair the Selling Shareholder’s ability to perform its obligations under this Agreement.

Section 3.3                                                      Ownership of the Target Shares.  As of the date hereof, each of the Selling Shareholders is the beneficial owner of the Target Shares set forth opposite its name on Schedule 3.3 attached hereto, which also indicates the record holder of such Target Shares.  The Target Shares set forth opposite the Selling Shareholder’s name on Schedule 3.3 attached hereto  (i) are free and clear of any lien or encumbrance and (ii) there are no shareholder agreements, voting trusts, proxies or other agreements or understandings with respect to such Shares which will prohibit, restrict or affect the performance of the Selling Shareholder’s obligations under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BIDDER

Bidder represents and warrants to the Selling Shareholder as follows:

Section 4.1                                                      Organization and Legal Existence.  Bidder is a Mexican variable capital limited liability company duly organized and existing under the laws of the United Mexican States.

Section 4.2                                                      Authority.  Bidder has the authority required to enter into this Agreement.  The execution, delivery and performance of this Agreement has been duly authorized by the competent bodies of the corporate group to which Bidder belongs. This Agreement has been duly executed and delivered by Bidder and constitutes a valid obligation of Bidder, enforceable against Bidder in accordance with its terms.

Section 4.3                                                      No Conflict.  Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby, including the commencement of the Offer, except as provided in Schedule 4.3, will, directly or indirectly: (i) require Bidder to obtain any regulatory approval, action, waiver or consent of authority; (ii) contravene, conflict with, or result in a violation or breach of Legal Requirements or Orders: or (iii) give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) applicable to Bidder or by which any of its properties or other assets are legally bound. No governmental authority has commenced, or threatened in writing to commence, any proceeding or action against Bidder or its Affiliates with respect to the Offer, this Agreement or the transactions contemplated hereby and no other Person has commenced any action, proceeding, application or claim against Bidder or its Affiliates with respect to the Offer, this Agreement or the transactions contemplated hereby, before any court, governmental, regulatory or administrative agency or commission, authority or tribunal, which would impair Bidder’s ability to perform its obligations under this Agreement.

Section 4.4                                                      Financial Capability.  Bidder has and will have on the closing date of the Offer, sufficient cash or other sources of immediately available funds to make payment for the all of the outstanding Shares of Maxcom and any other amounts to be paid by it hereunder or pursuant to the Offer Documents (as defined in the Recapitalization Agreement).  Bidder’s obligation to satisfy its obligations under this Agreement and the Recapitalization Agreement(including its obligation to purchase Shares validly tendered pursuant to the terms of the Offer) is not contingent or dependent upon obtaining financing from a third-party.

ARTICLE V

TERMINATION

Section 5.1                                                      Termination.  This Agreement may be terminated at any time:

(a)                                 by mutual written consent of the Selling Shareholder and Bidder;

(b)                                 by the Selling Shareholder, by giving written notice to the Bidder, if Bidder has not commenced the Offer on or prior to 90 Business Days following the date of the Recapitalization Agreement or consummated the Acquisition on or prior to May 15, 2013, in each case, unless Bidder’s failure to commence the Offer or consummated the Acquisition by such date is the result of a breach by the Selling Shareholder of any of its obligations under this Agreement in which case such date shall be extended to three Business Days following the date upon which such breach has been cured;

(c)                                  by the Selling Shareholder, by giving written notice to Bidder, if Bidder shall have breached any of its representations or obligations under this Agreement in a manner that results in the conditions to the Offer or consummation of Acquisition, in each case as set forth in the Recapitalization Agreement, incapable of being satisfied, and such breach shall be incapable of cure or has not been cured within ten Business Days following the corresponding request made by Selling Shareholder;

(d)                                 by Bidder, by giving written notice to the Selling Shareholder, if the Selling Shareholder shall have breached any of its representations or obligations under this Agreement in a manner that results in the conditions to the Offer or consummation of Acquisition, in each case as set forth in the Recapitalization Agreement, incapable of being satisfied, and such breach shall be incapable of cure or has not been cured within ten Business Days following the corresponding request made by Bidder;

(e)                                  by either the Selling Shareholder or Bidder, by giving written notice to the other party, if there shall be in effect any Law that prohibits the consummation of the Offer or any transactions contemplated hereby or if consummation of the Offer or any the transactions contemplated hereby would breach any non-appealable final judgment of any court or governmental entity having competent jurisdiction; or

(f)                                   automatically, if the Recapitalization Agreement has been terminated in accordance with its terms.

Section 5.2                                                      Effect of Termination. In the event of the termination of this Agreement in accordance with Section 5.1 hereof, this Agreement shall thereafter have no effect, and neither party shall have any liability to the other or its respective Affiliates, directors, officers or employees; provided, that nothing herein will relieve any party from liability for any willful misrepresentation or breach of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1                                                      Confidentiality.  Bidder and the Selling Shareholder will maintain in confidence, and Bidder will cause its Affiliates, directors, officers, employees, advisors, agents and representatives to maintain in confidence, any written, oral or other information obtained in confidence from the other party in connection with this Agreement or the transactions contemplated hereby (including any proposed Offer by Bidder to acquire capital stock of Maxcom), unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement or (c) the furnishing or use of such information is required by legal proceedings or applicable law. Whether or not the transactions contemplated by this Agreement are consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

Section 6.2                                                      Further Assurances.  The parties each agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents and (c) to do such other acts, all as the other party may reasonably request for the purpose of carrying out the objectives of this Agreement.

Section 6.3                                                      GOVERNING LAW.  This Agreement shall be governed by, and construed in accordance with the laws of the United Mexican States .

Section 6.4                                                      Forum.  For all matters relating to the construction and compliance of this Agreement, Bidder and the Selling Shareholder irrevocably submit to the jurisdiction of the courts in Mexico City, Federal District, Mexico, and expressly waive any other jurisdiction to which they may be entitled by reason of domicile or otherwise.

Section 6.5                                                      Remedies Cumulative.  The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by either party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Nothing in this Agreement shall convey any rights upon any person or entity which is not a party to this Agreement.

Section 6.6                                                      Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

Section 6.7                                                      Severability.  If any provision of this Agreement was held invalid or unenforceable by any court of competent jurisdiction, all of the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement which was held invalid or unenforceable only in part by a competent court will remain in full force and effect to the extent not held invalid or unenforceable.

Section 6.8                                                      Amendment.  This Agreement may not be amended except by a written instrument signed by each party hereto.

Section 6.9                                                      Waiver.  At any time any party hereto may waive compliance with any of the obligations of the other party, provided, however, that any such waiver is set forth in writing and executed by such party.

Section 6.10                                               Binding Effect; Assignment.  This Agreement shall be binding upon the parties and their respective successors and permitted assigns. This Agreement and either party’s rights or obligations hereunder may not be assigned without the prior written consent of the other party hereto, except that Bidder may assign in whole or in part, the right (but not the Bidder’s obligation) to purchase the Shares to one or more of its Affiliates.

Section 6.11                                               Expenses.  Each party shall pay all costs and expenses that he or it incurs with respect to the negotiation, execution, delivery and performance of the Agreement and consummation of the transactions contemplated hereby.

Section 6.12                                               Counterparts; Headings.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original, and all of them shall constitute one and the same instrument. The descriptive headings of the several sections of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

Section 6.13                                               Notices.  Any and all notices or requests under this Agreement shall be sent in writing will produce its effects at the time of being delivered personally at the address of the addressee. The parties appoint as their addresses the following:

If to Bidder:

Ventura Capital Privado, S.A. de C.V.

Paseo de la Reforma No. 505, piso 45

Col. Cuauhtémoc

06500, México, D.F.

Attn: Mr. Javier Molinar

If to the Shareholder.

Nexus Partners LLC

400 Skokie Boulevard - Suite 570

Northbrook, IL 60062

Attn: Jacques Gliksberg

Copy to:

Nexus-Maxcom Holdings I, LLC.

Attn:  Jeffrey M. Atkins, Ileana Stone

135 South LaSalle Street

Chicago, Illinois 60603

IN WITNESS WHEREOF, the parties execute this Agreement as of the date first written above.

NEXUS-MAXCOM HOLDINGS I, LLC.

By:
Name:
Title:

Signature page to Agreement to Tender dated December 4, 2012

BIDDER

By:
Name:Javier Molinar Horcasitas
Title: Attorney in fact

Signature page to Agreement to Tender dated December 4, 2012

Nexus Partners I, LLC

By:
Name:
Title:

Signature page to Agreement to Tender dated December 4, 2012

SCHEDULE 3.3 TO AGREEMENT TO TENDER

Name of Selling Stockholder	Series A Shares	CPOs	ADRs	Record Holder
NEXUS MAXCOM HOLDINGS I, LLC	32’000,001	64’752,805

SCHEDULE 4.3

GOVERNMENTAL APPROVALS; NO CONFLICT

1)                           Authorization of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

2)                           Approval (“visto bueno”) of the Federal Competition Commission.

3)                           Authorization from the SCT.